Aptalis Holdings Inc.

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

January 31, 2014

VIA EDGAR AND

OVERNIGHT DELIVERY

Ms. Suzanne Hayes

Mr. Andrew Mew

Mr. Scott Wuenschell

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Aptalis Holdings Inc./Application for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Aptalis Holdings Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-1 (File No. 333-193088) (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on December 26, 2013.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined not to proceed with an initial public offering of its securities as a result of the impending consummation of a transaction in which FRX Churchill Sub, LLC (f/k/a FRX Churchill Sub, Inc.), a Delaware limited liability company (“Merger Sub”), merged with and into the Company, and the Company became a wholly-owned subsidiary of Forest Laboratories, Inc., a Delaware corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger dated as of January 7, 2014, as amended, by and among the Company, FRX Churchill Holdings, Inc., a Delaware corporation, Merger Sub and, with respect to Section 9.19 thereof, Parent.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within fifteen days of the date hereof.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Patrick O’Brien, Esq., of Ropes & Gray LLP, at (617) 951-7527.

Regards,

APTALIS HOLDINGS INC.

By:	/s/ Steve Gannon
Name:	Steve Gannon
Title:	Senior Vice President, Chief
Financial Officer and Treasurer